UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

   For Period Ended: March 26, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

   For the Transition Period Ended: __________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alliance Semiconductor Corporation

Full Name of Registrant

N/A

Former Name if Applicable

2575 Augustine Drive

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054-2914

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

Alliance Semiconductor Corporation (the “Company”) is currently finalizing its financial statements and related disclosures for inclusion in the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the year ended March 26, 2005 and the required assessment of its internal control over financial reporting as of March 26, 2005, as required by Section 404 of the Sarbanes-Oxley Act (the “Sarbanes-Oxley Act”). The Company needs additional time to complete this process. Although the Company has dedicated significant resources to the completion of this process and has made substantial progress, there have been delays in completing the 404 assessment process and related Form 10-K filing, primarily attributable to the new requirements under Section 404 of the Sarbanes-Oxley Act. As a result, the Company is unable to complete and file its Form 10-K by the prescribed filing date without unreasonable effort and expense. The Company continues to dedicate significant resources to completion of its internal control testing and reports, and the Form 10-K, and currently anticipates filing the Form 10-K on or before the end of the extended deadline.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. While management’s evaluation of internal control over financial reporting has not yet been completed, the Company’s management has concluded as of the date of this filing that the Company had the following material weaknesses as of March 26, 2005:

     The Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles (“GAAP”) commensurate with the Company’s financial reporting requirements. Specifically, the Company lacked sufficient finance and accounting staff with adequate depth and skill in the application of GAAP with respect to external financial reporting, revenue recognition, accounting for income taxes, and general corporate accounting. This control deficiency resulted in audit adjustments which were reflected in the earnings release and Form 8-K dated April 29, 2005, and additional disclosures which will be in the annual financial statements for the year ended March 26, 2005. If not remediated, this control deficiency could result in a misstatement of future account balances or disclosures which could cause a material misstatement of future annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness. This material weakness contributed to the following individual material weakness as of March 26, 2005 noted below.

The Company did not maintain effective controls over its inventory and cost of goods sold accounts. Specifically, the Company did not have effective controls to adequately identify, document and analyze work-in-process and finished goods inventory held at third-party subcontractors or to determine the reserves for slow-moving and excess and obsolete inventory in accordance with GAAP. Theses control deficiencies will result in an audit adjustment to net inventory for the year ended March 26, 2005. Additionally, if not remediated, this control deficiency could result in a misstatement of future account balances or disclosures that could result in a material misstatement to the future annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that these control deficiencies constitute a material weakness.

     As a result of the material weaknesses identified, the Company’s management will conclude in “Management’s Report on Internal Control over Financial Reporting” in its Form 10-K for the year ended March 26, 2005, that the Company’s internal control over financial reporting was not effective as of March 26, 2005. Also, as a result of the material weaknesses, the report of the Company’s independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company’s internal control over financial reporting as of March 26, 2005.

     The Company intends to disclose a more detailed description of these material weaknesses, including its plan for remediating them, in the Form 10-K for the year ended March 26, 2005. Since management has not completed its testing and evaluation of the Company’s internal control over financial reporting and the control deficiencies identified to date, the Company’s management may ultimately identify additional control deficiencies as being material weaknesses in “Management’s Report on Internal Control over Financial Reporting”.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeff Parsons	(408)	855-4933

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alliance Semiconductor Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 10, 2005	By:	/s/ JEFF PARSONS
Jeff Parsons
Vice President Finance and Administration and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).